UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Vape Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

91912N105

(CUSIP Number)

Kyle Tracey

c/o Vape Holdings, Inc.

21822 Lassen St., Suite A

Chatsworth, California 91311

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kyle Tracey
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 33,307,969 (1)
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 33,307,969(1)
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,307,969(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes 500,000 shares of Series A Convertible Preferred Stock issued to Hive Ceramics, LLC of which Mr. Kyle Tracey is the sole managing member with sole voting and dispositive power. Each share of Series A Convertible Preferred Stock is currently convertible into one share of common stock of the Issuer.

(2) Includes 30,000,000 shares of Series B Convertible Preferred Stock issuable to Hive Ceramics, LLC upon conversion of Secured Series B Preferred Stock Convertible Promissory Notes in the aggregate amount of $300,000. Mr. Kyle Tracey is the sole managing member with sole voting and dispositive power. Each share of Series B Preferred Stock is currently convertible into one share of common stock of the Issuer.

(3) Based on a total of 142,562,635 shares of the Issuer’s common stock outstanding as of December 11, 2015, including the securities set forth in Note 1 above which are deemed outstanding for purposes of computing the percentage of outstanding securities on this Schedule 13D/A.

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This Schedule 13D/A No. 3 (this “Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2014, Schedule 13D/A No. 1 filed with the Commission on June 2, 2015, and Schedule 13D/A No. 2 filed with the Commission on October 22, 2015 (collectively, the “Schedule 13D”).

Item 2.  Identity and Background.

This Schedule 13D/A is being filed by Kyle Tracey, a citizen of the United States of America (the “Reporting Person”). The Reporting Person is a former director and Chief Executive Officer of the Issuer. The Reporting Person’s business address is c/o Vape Holdings, Inc., 21822 Lassen St., Suite A, Chatsworth, California 91311.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

Issuance of Secured Series B Preferred Stock Convertible Promissory Notes

On or about March 27, 2014, the Issuer issued a promissory note to HIVE Ceramics, LLC of which Reporting Person is the sole managing member with sole voting and dispositive power (“HIVE”), in the original principal amount of $250,000 in exchange for $250,000 (the “HIVE Note”). The HIVE Note had a 2 year maturity term with accrued interest at 6% per annum, was unsecured, and was not convertible into common stock of the Issuer.

On December 10, 2015, the Issuer issued a Secured Amended and Restated Series B Preferred Stock Convertible Promissory Note to HIVE in the original principal amount of $250,000.00 (the “Amended and Restated HIVE Note”), in exchange for HIVE extending the maturity date to December 2016 from February 2016. The Amended and Restated HIVE Note replaced the HIVE Note in all regards, provided a security in the assets of the Issuer, and included a convertible feature into Series B Preferred Stock, par value $0.00001 per share (“Series B Preferred Stock”), as provided in the Series B Preferred Stock Description and Designation, as amended. Per the terms of the Amended and Restated HIVE Note, the principal amount of $250,000 is convertible upon election of the Reporting Person into Series B Preferred Stock immediately upon receipt at a conversion price of $0.01 per share. The Amended and Restated HIVE Note is due and payable, to the extent not converted, on or before December 10, 2016. Each share of Series B Preferred Stock is entitled to vote at 5:1 ratio to common stock. Each share of Series B Preferred Stock is currently convertible to into common stock at a ratio of 1:1 (25,000,000 shares of common stock in the aggregate).

On December 10, 2015, the Company issued a Secured Series B Preferred Stock Convertible Promissory Note to HIVE, in the original principal amount of $50,000, convertible upon election of the Reporting Person into Series B Preferred Stock immediately upon receipt at a conversion price of $0.01 per share. The Secured Series B Preferred Stock Convertible Promissory Note is due and payable, to the extent not converted, on or before December 10, 2016. Each share of Series B Preferred Stock is entitled to vote at 5:1 ratio to common stock. Each share of Series B Preferred Stock is currently convertible to into common stock at a ratio of 1:1 (5,000,000 shares of common stock in the aggregate).

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Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of December 10, 2015, the Reporting Person beneficially owned 33,307,969 shares of Common Stock (the “Shares”), including 30,000,000 shares of Common Stock that may be acquired by the Reporting Person within 60 days of December 10, 2015, pursuant to the conversion of the respective original principal amounts of the Amended and Restated HIVE Note, and Secured Series B Preferred Stock, which is immediately convertible in Common Stock of the Issuer.

Since 142,562,635 shares of Common Stock were outstanding as of December 11, 2015, including the securities set forth in Note 1 above which are deemed outstanding for purposes of computing the percentage of outstanding securities, the Shares constitute approximately 23.4% of the shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3, 5 and 7 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

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Item 7.  Material to be Filed as Exhibits.

Exhibit 1 – Secured Series B Preferred Stock Convertible Promissory Note by and between the Company and Hive Ceramics LLC, dated December 10, 2015. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2015.*

Exhibit 2 – Amended and Restated Secured Series B Preferred Stock Convertible Promissory Note by and between the Company and Hive Ceramics LLC, dated December 10, 2015. Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2015.*

* Previously filed

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2015

/s/ Kyle Tracey
Kyle Tracey

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